BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Announcement of Results
for the Year Ended 31 December, 2002

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31st December, 2002 as follows:

Consolidated Profit and Loss Account
for the year ended 31st December, 2002
(Expressed in thousands of RMB except for per share amount)

	Note	2002	2001
Turnover	3	7,319,455	6,218,436
Cost of sales		(5,411,134)	(4,307,988)

Gross profit		1,908,321	1,910,448
Other revenues	3	51,296	38,863
Selling expenses		(364,491)	(275,872)
General and administrative expenses		(625,020)	(382,059)
Other operating expenses		(50,286)	(35,405)

Operating profit		919,820	1,255,975
Interest income	3	43,617	106,285
Interest expense		(171,286)	(178,028)
Share of profits less losses of associated companies		113,428	45,448

Profit before taxation		905,579	1,229,680
Taxation	4	(146,610)	(121,655)

Profit after taxation		758,969	1,108,025
Minority interests		(108,122)	(207,756)

Profit attributable to shareholders		650,847	900,269

Basic earnings per share	6	RMB0.1775	RMB0.2548

Diluted earnings per share	6	N/A	N/A

1.	ORGANISATION AND OPERATIONS

The Company was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacturing and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

On 18th December, 2002, Huachen Automative Group Holdings Company Limited (“Huachen”) entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a)	Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”). They have been prepared under the historical cost convention.

In the current year, the Group adopted the following Statements of Standard Accounting Practice (“SSAPs”) issued by HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP1 (revised):	Presentation of financial statements
SSAP11 (revised):	Foreign currency translation
SSAP15 (revised):	Cash flow statements
SSAP33:	Discontinuing operations
SSAP34 (revised):	Employee benefits

Other than those disclosed in the respective notes to the accounts, management considers that the consequential changes made to the above SSAPs will not have material impact on the accounts of the Group.

(b)	Turnover

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns.

(c)	Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover is recognised on the following bases:

(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(d)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

(e)	Segment reporting

In accordance with the Group’s internal financial reporting, management has determined that business segments be presented as the primary reporting format. As the whole of the Group’s sales and manufacturing is located in the PRC, management considered that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities and exclude corporate liabilities. Capital expenditure comprises additions to intangible assets and fixed assets.

(f)	Subsequent events

Post-year-end events that provide additional information about a company’s position at the balance sheet date or those that indicate the going concern assumption is not appropriate are reflected in the accounts. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(g)	Use of estimates

The preparation of accounts in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal activities of the Company’s subsidiaries are the manufacturing and sale of minibuses and automotive components and sedans in the PRC.

	2002	2001
	RMB'000	RMB'000
		(Note 7)
Turnover
Sales of minibuses and automotive
components	6,202,172	6,218,436
Sales of sedans	1,117,283	—

	7,319,455	6,218,436
Interest income	43,617	106,285
Other revenue	51,296	38,863

Total revenue	7,414,368	6,363,584

In accordance with the Group’s internal financial reporting, the Group determined that business segments be presented as the only reporting format.

In 2001, no business or geographical segmentation analysis was provided as less than 10% of the consolidated turnover and less than 10% of the consolidated operating profits of the Group were attributed to business segments other than the manufacturing and sale of minibuses and automotive components, or markets outside the PRC.

In 2002, the Group was operated in the PRC under two main business segments: 1) manufacturing and sale of minibuses and automotive components; and 2) manufacturing and sale of sedans.

Business segments — 2002

	Manufacturing and	Manufacturing and	Total
	sale of minibuses	sale of sedans
	and automotive
	components
	RMB'000	RMB'000	RMB'000
Segment sales	6,283,700	1,117,283	7,400,983
Intersegment sales	(81,528)	—	(81,528)

	6,202,172	1,117,283	7,319,455

Segment results	1,287,637	(245,507)	1,042,130

Unallocated costs			(122,310)

Operating profit			919,820
Interest income			43,617
Interest expense			(171,286)
Share of profits less
losses of associated companies	81,268	32,160	113,428

Profit before taxation			905,579
Taxation			(146,610)

Profit after taxation			758,969
Minority interests			(108,122)

Profit attributable to shareholders			650,847

4.	TAXATION

Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2002	2001
	RMB’000	RMB’000

Current taxation:
Hong Kong profits tax	—	—
PRC enterprise income tax	175,665	116,250
Deferred taxation:
PRC enterprise income tax	(38,041)	—

	137,624	116,250
Associated companies:
Current taxation:
PRC enterprise income tax	8,986	5,405

	146,610	121,655

Deferred tax asset as of 31st December, 2002 mainly arose from pre-operating expenses and accrued expenses, which were not fully deductible in 2002 but will be available for deduction in future years. As of 31st December, 2002 and 2001, there was no other significant unprovided deferred taxation.

5.	DIVIDENDS

The 2002 interim dividends of approximately RMB15.5 million were declared and paid to the then shareholders of the Company on 16th October, 2002. The directors also recommended the payment of a final dividend of HK$0.01 per share for the year ended 31st December, 2002 for the total amount of approximately RMB38.9 million.

6.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders of RMB650,847,000 (2001: RMB900,269,000), divided by the weighted average of 3,666,052,900 shares (2001: 3,533,552,900 shares) outstanding during the year.

No diluted earnings per share has been presented as the effect of the assumed conversion of the potential ordinary shares outstanding is anti-dilutive.

7.	COMPARATIVE FIGURES

Certain of the 2001 comparative figures have been reclassified to conform to the current year’s presentation.

8.	SUPPLEMENTARY FINANCIAL INFORMATION

The Group has prepared a separate set of accounts for the year ended 31st December, 2002 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

			2002	2001
	Note		RMB'000	RMB'000
Profit attributable to shareholders reported under HK GAAP			650,847	900,269
Stock-based compensation	(a	)	(10,329)	(15,462)
Capitalisation of borrowing costs	(b	)	(1,311)	2,270
Write-off of development costs	(c	)	(70,382)	—
Non-amortisation of goodwill	(d	)	49,007	—
Others			(7,367)	—

Profit attributable to shareholders reported under US GAAP			610,465	887,077

			2002	2001

			RMB'000	RMB'000
Net assets reported under HK GAAP			6,028,255	5,412,703
Capitalisation of borrowing costs	(b	)	11,803	13,114
Write-off of development costs	(c	)	(70,382)	—
Non-amortisation of goodwill	(d	)	49,007	—
Others			(13,381)	(6,014)

Net assets reported under US GAAP			6,005,302	5,419,803

a.	On 18th December, 2002, Huachen, the then single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the market price at the same date was HK$1.45 per share.

US GAAP requires that discounts granted to employees under a compensatory share option scheme be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. Consequently, a portion of the compensation expense amounting to approximately RMB10.3 million (2001: RMB15.5 million) associated with the call options was charged to the consolidated profit and loss account for the year ended 31st December, 2002 under US GAAP. The remaining compensation expense will be charged to the consolidated profit and loss account in 2003.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

b.	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation for the net interest capitalised under HK GAAP is lower than that under US GAAP.

c.	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred.

d.	Under HK GAAP, goodwill is amortised on a straight-line basis over the expected future economic life of 20 years from its initial recognition (estimated economic lives revised in current year). Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.

BUSINESS REVIEW

The consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd (formerly known as Shenyang JinBei Passenger Vehicle Manufacturing Company Ltd.) (“Shenyang Automotive”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd. and Shenyang Xingchen Automotive Seats Co., Ltd. (together, the “Group”) for the year ended 31st December, 2002 increased by 17.7% to RMB7,319.5 million from RMB6,218.4 million for the year ended 31st December, 2001. The increase in sales was primarily due to the launch of the “Zhonghua” sedan commencing in August 2002.

Shenyang Automotive sold a total of 65,138 minibuses in 2002, a 3.4% increase over the 63,009 minibuses sold in 2001. Shenyang Automotive sold 56,121 units of its Mid-priced Minibus in 2002, a 5.2% increase over the 53,356 units sold in 2001. Units sales of the Deluxe Minibus decreased by 6.6% from 9,653 units in 2001 to 9,017 units in 2002. Shenyang Automotive launched the “Zhonghua” sedan in August 2002 and sold 8,816 sedans during the last five months of the year.

Cost of sales, including depreciation and amortisation, increased by 25.6% to RMB5,411.1 million in 2002 from RMB4,308.0 million in 2001. The increase was primarily due to the ramp-up of the sedan production in 2002. As such, the gross profit margin of the Group decreased slightly to 26% in 2002 from 31% in 2001.

Selling expenses together with general and administrative expenses were RMB989.5 million in 2002, representing 13.5% of sales, compared with RMB657.9 million in 2001, representing 10.6% of sales. Operating profit of the Group decreased by 26.8% to RMB919.8 million in 2002 from RMB1,256.0 million in 2001. This decrease was primarily due to the initial start-up losses of the sedan production and the increase in research and development expenses and selling, general and administrative expenses relating to the launch of the “Zhonghua” sedan.

Share of profits less losses of associated companies increased 149.6% from RMB45.4 million in 2001 to RMB113.4 million in 2002. The increase was due to the strong performance of the Group’s associated companies engaging in engine manufacturing in 2002. Profit before taxation and minority interests decreased by 26.4% to RMB905.6 million in 2002 from RMB1,229.7 million in 2001. However, taxation increased to RMB146.6 million in 2002 from RMB121.7 million in 2001 due to the increase in non-tax-deductible expenses in 2002.

As a result, the Group’s net profit decreased by 27.7% to RMB650.8 million in 2002 from RMB900.3 million in 2001. Basic earnings per share were RMB0.1775 in 2002, a 30.3% decrease from the basic earnings per share of RMB0.2548 in 2001.

Looking ahead to the financial year 2003, the Group sold over 8,400 sedans and over 16,000 minibuses in the first quarter of 2003, compared to 10,900 minibuses sold in the first quarter of 2002. The Group will continue to strengthen its competitive position by implementing focused growth strategies and introducing new products in China. With the introduction of new models of minibuses and the “Zhonghua” sedan and the establishment of the joint venture with BMW, the Directors believe that the Group has excellent prospects for future growth and will achieve turnover and net profit growth in both the Chinese minibus and sedan sectors.

PROSPECTS

Looking back to 2002, we are confident that the Group has pursued an appropriate business strategy by both maintaining the leading position in the Chinese minibus industry and entering into the sedan industry in China. In the face of challenging market conditions in the minibus industry during the first quarter of 2002, the Group managed a significant recovery in the unit sales of the Group’s minibuses during the last three quarters of 2002 and sold a total of over 65,000 minibuses in 2002. Our “Zhonghua” sedan has also received positive market response since its formal launch in August 2002 and we sold over 8,800 sedans in 2002. By focusing on market trends and launching new products, the Group achieved better operating results in the second half of 2002 compared to the first half.

Last year was an important milestone year for the Group. With the formal launch of our “Zhonghua” sedan and the approval for our project proposal for the joint venture with BMW Holding BV, the Group has successfully laid the foundation to transform from a leading niche minibus manufacturer to a fully-fledged automobile manufacturer in China.

The approval for the production and sale of the “Zhonghua” sedan in May 2002 paved the way for the Company to enter into the sedan market. The “Zhonghua” sedan was not only well received by the market but also highly regarded within the automobile industry. We believe that being named “Car of the Year 2003” in China reflects the high quality workmanship of our “Zhonghua” sedan.

The joint venture with BMW also reaffirms Brilliance as a market pioneer and leader in China’s automotive industry. BMW will be a tremendous partner to us as we believe our respective businesses and experiences are highly complimentary. With this partnership and our solid market presence and experience, we are confident that we are well-positioned to capture the growing premium sedan market opportunities in China.

Looking ahead to 2003, the Group will continue to strengthen its competitive position in the Chinese automotive industry by implementing focused growth strategies and introducing new products. In particular, we will focus on (i) maintaining the leading position in the minibus industry; (ii) building up the brand image and the market share of the “Zhonghua” sedan; and (iii) establishing the BMW joint venture and its related domestic components and distribution networks. The Group will continue to introduce more new versions and models of our minibus and “Zhonghua” sedan to the market in order to sustain our market share and solidify our competitive edge. We will launch new versions of our current model of minibus in the second quarter of 2003 and the domestic version of the Toyota “GRANVIA” (known as “GRACE” in China) by end of the year. As for the “Zhonghua” sedan, the 2.0L and 2.4L automatic transmission versions will be launched in May and October 2003, respectively. We also expect the production of the BMW 3-series sedan by the BMW joint venture will commence by the end of 2003.

Last but not least, on 18th December, 2002, Huachen Automotive Group Holdings Company Limited, the wholly owned subsidiary of the Liaoning Provincial Government, acquired a 39.46% stake in our Company from the Chinese Financial Education Development Foundation. With the support from the Liaoning Provincial Government, the introduction of new models of minibuses and sedans and the establishment of the BMW joint venture, we believe that the Group has excellent prospects for future growth.

DIVIDENDS

The Board recommends the payment of a final dividend of HK$0.01 per share for the year ended 31st December, 2002. The final dividend will be paid to the shareholders whose names appear on the Register of Members of the Company on 26th June, 2003. Subject to the approval of shareholders in the forthcoming annual general meeting, the final dividend is expected to be payable on or before 3rd July, 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 24th June, 2003 to Thursday, 26th June, 2003 (both days inclusive), during this period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 23rd June, 2003.

USE OF LISTING PROCEEDS

As at 31st December, 2002, the Company has used approximately RMB70 million of the proceeds from the share placement completed on 8th June, 2001 for the expansion of new production facilities and the balance of approximately RMB140 million for general working capital purposes.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

No purchase, sale or redemption of the Company’s listed securities has been made by the Company or any of its subsidiaries during the year.

EMPLOYEES

The Group employed approximately 9,200 employees as at the end of the year 2002. Employee costs (excluding directors’ emoluments) amounted to approximately RMB256.4 million for the year 2002. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance-related basis, with a mandatory provident fund scheme and share option scheme and within the general framework of the Group’s salary and bonus system. The Group will make every effort to retain a highly professional team in its operations.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), throughout the year, except that (1) a former executive director of the Company failed to observe the notification procedures as set out in Appendix 10 Rule B 5 of the Listing Rules in relation to his personal dealings in securities of the Company in June 2002 and (2) the independent non-executive directors of the Company are not appointed for specific terms and are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing internal control and financial report matters, including the audited consolidated accounts for the year ended 31st December, 2002.

PUBLICATION OF FINANCIAL INFORMATION AT THE WEBSITE

The Group’s 2002 annual report containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website on The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Wu Xiao An
Chairman
Hong Kong, 28th April, 2003

NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon III, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, 27th June, 2003 at 8:30 a.m. for the following purposes:

1.	To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended 31st December, 2002;

2.	To consider and approve a final dividend for the year ended 31st December, 2002;

3.	To authorise the board of directors to appoint auditors and to fix their remuneration;

4.	To consider and to approve any other business; and

5.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

A	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) the exercise of any option granted under the share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution;

“Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

“Rights Issue” means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangement as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or such stock exchange in any territory outside Hong Kong).”

B.	"THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws and regulations of Bermuda, bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other Recognised Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval be limited accordingly; and

(c)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

C.	"THAT subject to the passing of resolutions numbered 5A and 5B, the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the directors of the Company mentioned in resolution numbered 5B shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 5A above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution.”

By order of the Board
Brilliance China Automotive Holdings Limited
Hong Xing
Secretary
Hong Kong, 28th April, 2003

Head office and principal place of business:
Suites 2303–06, 23rd Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Notes:

1.	A member of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a member being a corporation, by its duly authorised representative) or by proxy. A member may appoint more than one proxy to attend on the same occasion. A proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed herewith.

2.	To be valid, the form of proxy together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power attorney or authority must be delivered to the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

3.	Completion and return of the form of proxy will not preclude members from attending and voting at the Annual General Meeting.

4.	The Hong Kong branch register of members of the Company will be closed from Tuesday, 24th June, 2003 to Thursday, 26th June, 2003 both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration no later than 4:00 p.m. on Monday, 23rd June, 2003.